As filed with  the Securities and Exchange Commission on October 10, 2008
                                                         Registration No. 333  -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                ----------------

                                   Light S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                ----------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                ----------------

                          Federative Republic of Brazil
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                ----------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive
                                    offices)

                                ----------------

                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                                Newark, DE 19711
                                 (302) 738-6680
    (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                   Copies to:

      Sara Hanks, Esq.                              Herman H. Raspe, Esq.
   Clifford Chance US LLP                     Patterson Belknap Webb & Tyler LLP
     31 West 52nd Street                         1133 Avenue of the Americas
New York, New York 10019-6131                      New York, New York 10036

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                          ----------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of              Amount to be       Proposed Maximum      Proposed Maximum         Amount of
     Securities to be Registered            Registered         Aggregate Price     Aggregate Offering     Registration Fee
                                                                  Per Unit*             Price**
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing one (1) common share,
without par value,  of Light S.A.        50,000,000 ADSs           $5.00               $2,500,000              $98.25
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PART I

                     INFORMATION REQUIRED IN PROSPECTUS

                           Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory paragraph.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center and introductory
                                                                   paragraph.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner and
              one American Depositary Share ("ADSs")               introductory paragraph.

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

3.    Fees and charges which may be imposed directly or            Face of Receipt - Paragraph (10).
      indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

The Company is exempt from the requirement to register the deposited securities under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), as it (1) is not required to file or furnish reports under Section 13(a) or Section 15(d) of the Exchange Act, (2) currently maintains a listing of the deposited securities on the BM&FBOVESPA--Bolsa de Valores, Mercadorias e Futuros (the "Sao Paulo Stock Exchange"), which constitutes the Company's primary trading market for those securities, and (3) has published in English on its Internet Web site (http://www.light.com.br/ri/index_ri_en.htm) information that, since the first day of its most recently completed fiscal year (January 1, 2007), it (A) has made public or been required to make public pursuant to the laws of Brazil, (B) has filed or been required to file with the Sao Paulo Stock Exchange (the principal stock exchange in Brazil on which the Company's shares are traded) and that has been made public by the Sao Paulo Stock Exchange and (C) has distributed or been required to distribute to its security holders. The Company intends to continue to publish, on an ongoing basis and for each subsequent fiscal year, the information specified in Rule 12g3-2(b)(1)(iii) in English on its Internet Web site.

The information so published by the Company cannot be retrieved from the Commission's internet website and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among Light S.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Light S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of October 2008.

                                    Legal entity to be created by the Deposit
                                    Agreement under which the American
                                    Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) common share, without par value, of Light S.A.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Thomas Crane
                                        ----------------------------------------
                                        Name:  Thomas Crane
                                        Title: Director

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Light S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Rio de Janeiro, Brazil, on October 10, 2008.

                                          LIGHT S.A.


                                          By: /s/ Jose Luiz Alqueres
                                              ----------------------------------
                                              Name:  Jose Luiz Alqueres
                                              Title: Chief Executive Officer


                                          By: /s/ Ronnie Vaz Moreira
                                              ----------------------------------
                                              Name:  Ronnie Vaz Moreira
                                              Title: Chief Financial Officer and
                                                     Chief Accounting Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ronnie Vaz Moreira and Ricardo Levy to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 10, 2008.

Signature                                          Title
---------                                          -----

/s/ Wilson Nelio Brumer                            Chairman
-----------------------------
Wilson Nelio Brumer

/s/ Jose Luiz Alqueres                             Chief Executive Officer
-----------------------------
Jose Luiz Alqueres

/s/ Ronnie Vaz Moreira                             Chief Financial Officer and
-----------------------------                      Chief Accounting Officer
Ronnie Vaz Moreira

/s/ Carlos Augusto Leone Piani                     Director
-----------------------------
Carlos Augusto Leone Piani

/s/ Joao Batista Zolini Carneiro                   Director Alternate
-----------------------------
Joao Batista Zolini Carneiro

Signature                                          Title
---------                                          -----

/s/ Ricardo Coutinho de Sena                       Director
---------------------------------
Ricardo Coutinho de Sena

/s/ Firmino Ferreira Sampaio Neto                  Director
---------------------------------
Firmino Ferreira Sampaio Neto

/s/ Aldo Floris                                    Director
---------------------------------
Aldo Floris

/s/ Ricardo Simonsen                               Director
---------------------------------
Ricardo Simonsen

/s/ Elvio Lima Gaspar                              Director
---------------------------------
Elvio Lima Gaspar

/s/ Ruy Flaks Schneider                            Director
---------------------------------
Ruy Flaks Schneider

/s/ Jose Luiz Silva                                Director
---------------------------------
Jose Luiz Silva

/s/ Donald J. Puglisi
---------------------------------
Authorized Representative in the U.S.


Name:   Donald J. Puglisi


Title:  Managing Director, Puglisi & Associates

                                Index to Exhibits

                                                                   Sequentially
Exhibit                Document                                    Numbered Page
-------                --------                                    -------------
(a)                    Form of Deposit Agreement
(d)                    Opinion of counsel to the Depositary